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                            July 23, 2020

       Fabian G. Deneault
       Chairman and President
       Digital Development Partners, Inc.
       17800 Castleton Street, Suite 300
       City of Industry, CA 91748

                                                        Re: Digital Development
Partners, Inc.
                                                            Amendment 4 to
Current Report on Form 8-K
                                                            Filed July 13, 2020
                                                            File No. 0-52828

       Dear Mr. Deneault:

              We have reviewed your filing and have the following comment. In our comment we may ask you to provide us information so that we may better understand your disclosure.

              Please respond to the comment within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Amendment 4 to Current Report on Form 8-K filed July 13, 2020

       General

   1. We note that you have provided audited financial statements of BlackBird Potentials, Inc.
                                                        for the periods ended
December 31, 2019 and 2018. You have not updated, however, the related Form 10
information, including "Management   s Discussion and Analysis of
                                                        Financial Condition and
Results of Operations." Please file an amended Form 8-K which includes this updated
information.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

               You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Claire
       Erlanger, Staff Accountant, at (202) 551-3301 if you have questions regarding the comment on the financial statements and related matters. Please contact Edward M. Kelly, Senior Counsel, at
       (202) 551-3728 or Jay E. Ingram, Legal Branch Chief, at (202) 551-3397 with any other
 Fabian G. Deneault
Digital Development Partners, Inc.
July 23, 2020
Page 2

questions.



                                                  Sincerely,
FirstName LastNameFabian G. Deneault
                                                  Division of Corporation
Finance
Comapany NameDigital Development Partners, Inc.
                                                  Office of Manufacturing
July 23, 2020 Page 2
cc:       Eric J. Newlan, Esq.
FirstName LastName